04 FEB 10 AM 7:21

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

6 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

04012907

SUPPL

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 2/19

ventracor

The ALFRED — Service and Care

asx announcement

Artificial Heart Pilot Trial Update

Tuesday 6 January 2004: Medical investigators today reported on the Pilot Trial of Australia's 'artificial heart' at The Alfred hospital in Melbourne.

Sadly, the third patient who was gravely ill at the time of implantation of a VentrAssist™ 'artificial heart' in October 2003, has died after a lengthy convalescence.

Her death appears to have been due to an infective complication from a pre-existing abdominal condition, unrelated to the VentrAssist™ device.

Chief Medical Investigator Professor Don Esmore said the implanted heart pump had functioned well throughout and the patient had continued to make steady progress over recent weeks until her acute deterioration some days ago. Out of respect for the patient and their family, additional details will not be released.

Professor Esmore added three other patients previously implanted with the VentrAssist™ left ventricular assist system (LVAS) continue to progress satisfactorily.

Patients eligible to be implanted with the VentrAssist™ system are gravely ill. They are not eligible for heart transplantation and are no longer responding to optimal medical therapy.

The Pilot Trial tests the safety of the device in up to 10 patients. While individual outcomes are very important, it is the accumulation of all data on the safety of the device that will decide the outcome of the trial. At the discretion of the medical investigators, further patients are expected to be enrolled in due course.

For more information, please contact:

Colin Sutton PhD
CEO
Ventracor Limited
02 9406 3088

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

04 FEB 18 AM 7:21

5 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

ventracor

The ALFRED

asx announcement

Artificial Heart Pilot Trial Update – Fifth Implant

<u>Thursday, 5 February 2004:</u> Medical investigators today announced the fifth implant of Australia's 'artificial heart' at The Alfred hospital in Melbourne.

Chief Medical Investigator, Professor Don Esmore said the 3.5 hour operation had gone smoothly, the VentrAssist™ was performing well and the patient was making an excellent recovery.

The operation was the fifth in a series of up to 10 implants of the VentrAssist™ left ventricular assist system (LVAS) as part of a Pilot Trial at The Alfred hospital. At the discretion of the medical investigators, further patients are expected to be enrolled in due course.

Patients who are eligible to be implanted with the VentrAssist™ LVAS on the Pilot trial protocol, are gravely ill, are no longer responding to optimal medical therapy and have no other option available to them.

The trial results will be based on outcomes from all patients. While individual results are very important, it is the accumulation of all data on the safety of the system that will decide the outcome of the trial.

For more information, please contact:

Colin Sutton PhD
Chief Executive Officer
Ventracor Limited
02 9406 3088

Trisha Lee
Public Affairs Manager
The Alfred hospital
03 9276 2266